

07004263

ES
E COMMISSION
20549

BP 3/14

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 8 2007
WASH. D.C.
153

SEC FILE NUMBER
8- 66358

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 AND ENDING DECEMBER 31, 2006
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BAY MUTUAL FINANCIAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2425 OLYMPIC BLVD SUITE # 140-E
(No. and Street)

SANTA MONICA, CA 90404
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

AVNER BEN-NER (310) 586-3222
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LICHTER, YU & ASSOCIATES
(Name – *if individual, state last, first, middle name*)

9191 TOWNE CENTRE DR, SUITE #406 SAN DIEGO, CA 92122
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, AVNER BEN-NER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BAY MUTUAL FINANCIAL LLC, as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO/MANAGING DIRECTOR
Title

Notary Public



ALEXANDER DANIEL WAGMAISTER
Commission # 1674173
Notary Public - California
Los Angeles County
My Comm. Expires Jun 10, 2010

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BAY MUTUAL FINANCIAL, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

LICHTER, YU & ASSOCIATES

CERTIFIED PUBLIC ACCOUNTANTS

LOS ANGELES:
16133 VENTURA BOULEVARD
SUITE 520
ENCINO, CA 91436
(818) 789-0265 TELEPHONE
(818) 784-3292 FACSIMILIE

SAN DIEGO:
9191 TOWNE CENTRE DRIVE
SUITE 406
SAN DIEGO, CA 92122
(858) 320-2808 TELEPHONE
(858) 320-2828 FACSIMILIE

The Board of Directors
Bay Mutual Financial, LLC
Santa Monica, California

We have audited the accompanying statements of financial condition of Bay Mutual Financial, LLC as of December 31, 2006 and 2005, and the related statements of operations, changes in equity, and cash flows for the years ended December 31, 2006 and 2005 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining evidence, on a test basis, supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bay Mutual Financial, LLC as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years ended December 31, 2006 and 2005 in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



San Diego, California
February 12, 2007

MEMBER
CALIFORNIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

BAY MUTUAL FINANCIAL, LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2006 AND 2005

ASSETS

	2006	2005
Current Assets		
Cash	$32,640	$12,138
Commissions receivable	33,117	19,017
Prepaid expenses	7,565	6,983
Total Current Assets	73,322	38,138
Fixed Assets		
Furniture and equipment net of accumulated depreciation of $8,059 and $2,982	13,409	14,822
Total Fixed Assets	13,409	14,822
Other Assets		
Deposits and other assets	25,000	25,000
Total Other Assets	25,000	25,000
Total Assets	$111,731	$77,960

LIABILITIES and MEMBERS' EQUITY

	2006	2005
Current Liabilities		
Accounts payable and accrued expenses	$24,250	$4,495
Income tax payable	2,500	900
Current portion, capitalized leases	0	2,832
Total Current Liabilities	26,750	8,227
Members' Equity	84,981	69,733
Total Liabilities and Members' Equity	$111,731	$77,960

See Accompanying Notes and Auditor's Report

BAY MUTUAL FINANCIAL, LLC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Revenue		
Commissions and fees	$567,032	$499,970
Total Revenue	567,032	499,970
Expense		
Payroll and payroll tax	252,882	278,865
Rent	56,486	27,455
Professional services	29,052	15,249
Clearing charges	56,767	45,951
Other expenses	170,127	129,469
Total Expenses	565,314	496,989
Income from Operations	1,717	2,980
Total Other (Income) and Expense		
Interest expense	91	634
Depreciation and amortization	5,078	1,697
Total Other (Income) and Expense	5,169	2,331
INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	(3,452)	649
Income tax provision	3,300	1,700
NET INCOME (LOSS)	($6,752)	($1,051)

See Accompanying Notes and Auditor's Report

BAY MUTUAL FINANCIAL, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	($6,752)	($1,051)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	5,078	1,697
Decrease (Increase) in receivable from Brokers and Dealers	(14,100)	(5,580)
Decrease (Increase) in prepaid expenses and deposits	(582)	818
(Decrease) Increase in accounts payable	19,755	2,895
(Decrease) Increase in income tax payable	1,600	900
Total Adjustments	11,751	730
Net cash provided by (used in) operations	4,999	(321)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of furniture and equipment	(3,665)	(4,134)
Net cash (used in) investing activities	(3,665)	(4,134)
CASH FLOWS FROM FINANCING ACTIVITIES		
Members' contribution	22,000	0
Payments on capitalized leases	(2,832)	(4,165)
Net cash provided by (used in) financing activities	19,168	(4,165)
Net change in cash	20,502	(8,620)
Cash at beginning of period	12,138	20,758
Cash at end of period	$32,640	$12,138
Supplemental cash flow disclosures:		
Income tax payments	$800	$800
Interest payments	$91	$634

BAY MUTUAL FINANCIAL, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
DECEMBER 31, 2006 AND 2005

	2006	2005
Members' Equity		
Balance at beginning of year	$69,733	$70,784
Members' contribution	22,000	0
Net income (loss)	(6,752)	(1,051)
Balance at end of year	$84,981	$69,733

See Accompanying Notes and Auditor's Report

BAY MUTUAL FINANCIAL, LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

Note A - Nature of Activities

The Company was incorporated in California on June 12, 2003, to operate as a registered broker dealer as a member of the National Association of Securities Dealers, Inc. Securities transactions and the related commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transaction date.

Note B - Accounting Policies

Revenue Recognition
The Company recognizes income and expense on the accrual basis for financial and income tax reporting purposes.

Commissions and related clearing expenses are recorded on a settlement date basis.

Estimates
Management uses estimates and assumptions in preparing financial statements in accordance with the accrual basis of accounting. Those estimates and assumptions affect the reported amounts of assets and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Property and Equipment
Property and equipment are carried at cost. Depreciation is computed using the straight line method over the estimated useful lives of the assets, as follows:

Furniture and Fixtures	3 to 10 years
Office Equipment	3 to 10 years

Customer Transactions
The Company does not hold inventory for customers. All funds belonging to customers are held in a separate bank account for the exclusive benefit of customers. Securities transactions are cleared through another broker-dealer on a fully disclosed basis.

Note C - Cash

The Company maintains its cash balances at banks and a brokerage house located in Santa Monica, California. The bank balances are insured by the Federal Deposit Insurance Corporation and the brokerage account by the Securities Investor Protection Corporation up to $100,000 and $10,000,000, respectively. As of December 31, 2006 and 2005, there were no uninsured cash balances.

Note D - Net Capital

Pursuant to the net capital provisions of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2006 and 2005, the Company had net capital requirements of $5,000 and net capital of approximately $31,638 and $29,299, respectively.

Note E - Customer Protection Rule Exemption

The Company relied on Section K(2)(ii) of the Securities and Exchange Commission Rule 15c3-3 to exempt them from the provisions of the rule.

Note F - Furniture And Equipment

	2006	2005
Furniture and equipment	$ 21,468	$ 17,804
Accumulated depreciation	(8,059)	(2,982)
Net fixed assets	$ 13,409	$ 14,822

Note G - Commitments

Operating Lease

The Company leases its office space under a non-cancelable operating lease. The lease expires in June 2009. Rent expense for year ended December 31, 2006 and 2005 was $56,486 and $27,455, respectively. The future minimum lease obligation resulting from this agreement is as follows:

Year ending		
	2007	$ 86,227
	2008	89,245
	2009	45,390
	Total	$ 220,862

Note H - Income Tax Provision

The Company files its own federal and state income tax returns. Due to the nature of a Limited Liability Company the members are taxed directly on the profits and losses of the Company. The Company is liable for the minimum state tax and Limited Liability Company franchise fee.

At December 31, 2006 and 2005 the Company made an appropriate state income tax provision for minimum state tax and Limited Liability Company Franchise fees of $3,300 and $1,700 respectively.

SUPPLEMENTAL SCHEDULES

BAY MUTUAL FINANCIAL, LLC
COMPUTATION OF NET CAPITAL
AND AGGREGATE INDEBTEDNESS
DECEMBER 31, 2006 AND 2005

SCHEDULE I

	2006	2005
EQUITY - FISCAL YEAR ENDED	$84,981	$69,733
Less Non Allowable Assets		
Commissions receivable	32,369	18,629
Prepaid expenses	7,565	6,983
Fixed assets	13,409	14,822
Total Non Allowable Assets	53,343	40,434
Less Haircuts	0	0
NET CAPITAL	$31,638	$29,299
Total Liabilities	26,750	8,227
Aggregated Indebtedness	26,750	8,227
Net Capital Required	5,000	5,000
Minimum Net Capital Required (6 2/3% of Aggregated Indebtedness)	1,784	549
Minimum Dollar Requirement	5,000	5,000
Net Capital Requirement (greater of the two)	5,000	5,000
Excess Net Capital @ 1000% (Net Capital - 10% of Aggregate Indebtedness)	$28,963	$28,476

See Accompanying Notes and Auditor's Report

BAY MUTUAL FINANCIAL, LLC
RECONCILIATION OF NET CAPITAL COMPUTATION WITH FOCUS II
DECEMBER 31, 2006 AND 2005

SCHEDULE II

	2006	2005
NET CAPITAL PER FOCUS II REPORT	$34,246	$30,666
Decrease (Increase) in non allowable assets	5,078	(2,539)
Increase (Decrease) in income due to audit adjustments	(7,686)	1,172
NET CAPITAL	$31,638	$29,299

	2006	2005
RECONCILIATION OF AUDIT ADJUSTMENTS:		
Increase in tax accrual	$0	($900)
Correction to expense accounts	(7,686)	(2,332)
Increase in non allowable asset - commissions receivable	0	4,404
Increase (Decrease) in income due to audit adjustments	($7,686)	$1,172

See Accompanying Notes and Auditor's Report

BAY MUTUAL FINANCIAL, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15C3-3

DECEMBER 31, 2006 AND 2005

Schedule III

Bay Mutual Financial, LLC relies on Section K(2)(ii) of the Securities and Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

LICHTER, YU & ASSOCIATES

CERTIFIED PUBLIC ACCOUNTANTS

LOS ANGELES:
16133 VENTURA BOULEVARD
SUITE 520
ENCINO, CA 91436
(818) 789-0265 TELEPHONE
(818) 784-3292 FACSIMILIE

SAN DIEGO:
9191 TOWNE CENTRE DRIVE
SUITE 406
SAN DIEGO, CA 92122
(858) 320-2808 TELEPHONE
(858) 320-2828 FACSIMILIE

The Board of Directors
Bay Mutual Financial, LLC
Santa Monica, California

In planning and performing our audit of the financial statements of Bay Mutual Financial, LLC as of December 31, 2006, we considered its internal control, including activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company including test of such practices and procedures that we considered relevant to the objectives state in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provision of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verification and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amount that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lichter, Yu & Associates

San Diego, California
February 12, 2007

END